UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 14 October 2025, London UK

GSK's Shingrix approved in China for prevention of shingles in adults aged 18 and over who are at increased risk due to immunodeficiency or immunosuppression

●     Shingrix (GSK's Recombinant Zoster Vaccine or RZV) is the first and only vaccine approved in this population in China
●     Approval adds to existing indication in adults aged 50 and over
●     Approximately six million cases of shingles occur in China annually,[1] with immunodeficient or immunosuppressed patients at a higher risk than the general population [2]

GSK plc (LSE/NYSE: GSK) today announced that the China National Medical Products Administration (NMPA) has approved Shingrix (GSK's Recombinant Zoster Vaccine or RZV) for the prevention of shingles (herpes zoster) in adults aged 18 years and over who are at increased risk of shingles due to immunodeficiency or immunosuppression caused by known disease or therapy.

Shingles poses a significant health burden, with approximately six million cases per year in China.1 Besides advancing age, other factors can increase the risk of developing shingles, including immunodeficiency or immunosuppression[3] with no other shingles vaccine approved for this population in China.

Shingles-associated pain is often described as aching, burning, stabbing or shock-like[4] and can have a considerable impact on patients' quality of life, e.g.  affecting sleep, and ability to undertake activities of daily living including work.[5],[6],[7] This approval expands the reach of GSK's RZV, to ensure protection for those patients most vulnerable to shingles.

Sanjay Gurunathan, Senior Vice President, Vaccines and Infectious Diseases R&D, said: "This approval marks a critical milestone in expanding access to GSK's RZV for those at a higher risk of what can be a disrupting and devastating disease. Through close collaboration with regulatory bodies, we continue to drive innovation that helps protect vulnerable patient groups and shifting the focus of healthcare systems towards preventing diseases, like shingles."

The NMPA application was informed by six clinical trials in patients aged 18 years and over who had undergone recent blood-forming cells (stem cell) transplantation, kidney transplant, or have blood cancer, solid tumour, or HIV.[8],[9],[10],[11],[12],[13]

About shingles
Shingles is caused by the reactivation of the varicella zoster virus (VZV), the same virus that causes chickenpox.4 Shingles typically presents as a rash, with painful blisters across the chest, abdomen or face.[14] Following the rash, a person can also experience post-herpetic neuralgia (PHN), a long-lasting nerve pain that can last weeks or months and can occasionally persist for several years.4 PHN is the most common complication of shingles, occurring in 5-30% of all shingles cases.[15]

About Shingrix
Shingrix (Recombinant Zoster Vaccine or RZV) is a non-live, recombinant subunit vaccine indicated for the prevention of shingles in adults 50 and over and in several countries and regions. RZV is also approved for adults aged 18 years or over at increased risk for shingles. It combines an antigen, glycoprotein E, with an adjuvant system, AS01B, and may help overcome the natural age-related decline in responses to immunisation that contributes to the challenge of protecting adults aged 50 and over from shingles. RZV is not indicated to prevent primary varicella infection (chickenpox). The use of RZV should be in accordance with official recommendations and local product label.

For product and important safety information please consult the country relevant summary of product characteristics.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q2 Results for 2025.

Registered in England & Wales:
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Registered Office:
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WC1A 1DG

References

[1] Zhang, Z., et al. The incidence of herpes zoster in China: A meta-analysis and evidence quality assessment. Human vaccines & immunotherapeutics. 2023;19(2):2228169.
[2] Zhenwei L, et al. Study on the risk of recurrence of herpes zoster in adults based on a retrospective cohort design. Zhejiang University of Traditional Chinese Medicine Conference.
[3] Chen, S.Y., et al. Incidence of herpes zoster in patients with altered immune function. Infection. 2014;42(2):325-34.
[4] Harpaz, R., et al. Prevention of herpes zoster: recommendations of the Advisory Committee on Immunization Practices (ACIP). MMWR Recomm Rep 2008;57(Rr-5):1-30; ..
[5] van Oorschot, D.A.M., et al. A Cross-Sectional Concept Elicitation Study to Understand the Impact of Herpes Zoster on Patients' Health-Related Quality of Life. Infectious diseases and therapy. 2022;11:501 - 16.
[6] Gater, A., et al. The humanistic, economic and societal burden of herpes zoster in Europe: a critical review. BMC public health. 2015;15:193.
[7] Panatto, D., et al. Evaluation of the economic burden of Herpes Zoster (HZ) infection. Human vaccines & immunotherapeutics. 2015;11(1):245-62.
[8] Bastidas, A., et al. Effect of Recombinant Zoster Vaccine on Incidence of Herpes Zoster After Autologous Stem Cell Transplantation: A Randomized Clinical Trial. JAMA. 2019;322(2):123-33.
[9] Vink, P., et al. Immunogenicity and safety of the adjuvanted recombinant zoster vaccine in patients with solid tumors, vaccinated before or during chemotherapy: A randomized trial. Cancer. 2019;125(8):1301-12.
[10] Dagnew, A.F., et al. Immunogenicity and safety of the adjuvanted recombinant zoster vaccine in adults with haematological malignancies: a phase 3, randomised, clinical trial and post-hoc efficacy analysis. The Lancet Infectious Diseases. 2019;19(9):988-1000.
[11] Stadtmauer, E.A., et al. A phase 1/2 study of an adjuvanted varicella-zoster virus subunit vaccine in autologous hematopoietic cell transplant recipients. Blood. 2014;124 (19):2921-9.
[12] Berkowitz, E.M., et al. Safety and immunogenicity of an adjuvanted herpes zoster subunit candidate vaccine in HIV-infected adults: a phase 1/2a randomized, placebo-controlled study. The Journal of infectious diseases. 2015;211(8):1279-87.
[13] GSK. Abstract on file.
[14] Mueller, N.H., et al. Varicella zoster virus infection: clinical features, molecular pathogenesis of disease, and latency. Neurologic clinics. 2008;26(3):675-97.
[15] Kawai, K., et al. Systematic review of incidence and complications of herpes zoster: towards a global perspective. BMJ open. 2014;4(6).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 14, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc